

November 14, 2016

Robertson J. Orr
Chief Executive Officer
Bollente Companies, Inc.
8800 N. Gainey Dr., Suite 270
Scottsdale, AZ 85258

> **Re: Bollente Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed May 9, 2016, as amended**
> **File No. 000-54219**

Dear Mr. Orr:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications